Exhibit 99.2

POWERBRIDGE TECHNOLOGIES CO., LTD.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

NOTICE OF ANNUAL MEETING OF SHAREHOIDERS

To Be Held at 9:00 p.m. on July 27, 2020 (EST)

(Record Date – May 29, 2020)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Stewart Lor and Ban Lor, as proxy of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on July 27, 2020, at 9:00 p.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2 TO 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To re-elect all three director nominees as Class I Directors to the Company’s Board to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

 NOMINEES:

01 Yuping Ouyang	02 Guoquan Wang	03 Bo Wu

For All	Withhold All	For All Except
O	O	O

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: _______________________________

PROPOSAL 2: To ratify the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020.

For	Against	Abstain
O	O	O

PROPOSAL 3: To approve an amendment to the Company’s 2018 Stock Option Plan.

For	Against	Abstain
O	O	O

PROPOSAL 4: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting [_] YES [_] NO

Signature of Shareholder: ______________________________

Date: ______________________________

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note:  Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________________

______________________________________________________